Environmental Service Professionals, Inc.
1111 Tahquitz Canyon Way, Suite 110
Palm Springs, California 92662
Telephone: 760-327-5284
Facsimile: 760-327-5630

July 27, 2007

VIA FACSIMILE
(202) 772-9210

United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Jessica Barberich, Staff Accountant
            Division of Corporation Finance

    RE: ITEM 4.02 FORM 8-K
           FILED JULY 6, 2007
           ITEM 4.02 FORMS 8-K/A
           FILED JULY 18 AND 19, 2007
           FILE NO. 001-14244

Dear Ms. Barberich:

    Pursuant to your letter to me, dated July 24, 2007, attached is a Form
10-KSB/A for the fiscal year ending December 31, 2006, for Environmental
Service Professionals, Inc., redlined to show our new disclosure in Item 8
regarding our reconsideration of the effectiveness of our disclosure controls and
procedures as of December 31, 2006 in light of the restatement of our financial
statements in July 2007. We intend to file this amended report today. Please
direct your communications, if any, to the undersigned.

                    Very Truly Yours

                    /s/Edward L. Torres

                    Edward L. Torres, Chief Executive Officer of
                    Environmental Service Professionals, Inc.

cc: Leroy Moyer, Audit Committee